

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Federico Trucco
Chief Executive Officer and Executive Director
Bioceres Crop Solutions Corp.
Ocampo 210 bis Predio CCT
Rosario, Santa Fe, Argentina

      Re: Bioceres Crop Solutions Corp.
           Registration Statement on Form F-3
           Filed May 30, 2023
           File No. 333-272280

Dear Federico Trucco:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Matthew S. Poulter, Esq.